Entergy New Orleans, Inc.
1600 Perdido Street
New Orleans, Louisiana 70112

Entergy New Orleans Storm Recovery Funding I, L.L.C.
1600 Perdido Street
L-MAG-505A
New Orleans, Louisiana 70112

June 10, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Arthur C. Sandel and Lulu Cheng, Esq.

Re:    Entergy New Orleans, Inc.
Entergy New Orleans Storm Recovery Funding I, L.L.C.
Amendment No. 1 to Registration Statement on Form S-3
File Nos. 333-203320 and 333-203320-01

Ladies and Gentlemen:
Entergy New Orleans, Inc. and Entergy New Orleans Storm Recovery Funding I, L.L.C. (collectively, the “Registrants”) jointly thank you for the discussion between your staff and our counsel on June 8, 2015 during which you delivered telephonic comments (the “Comments”) that relate to Amendment No. 1 to the Form S-3 registration statement referenced above (the “Registration Statement”).
We have revised the Registration Statement in response to the Comments, and have also made other related revisions and updating changes where appropriate to the base prospectus and prospectus supplement, and we have, concurrently with the delivery of this letter, filed an Amendment No. 2 to the Registration Statement, including all remaining outstanding exhibits. For your convenience, we have attached to this letter marked pages from the Registration Statement showing the relevant changes.
COMMENT:
1. We note your response to our prior comment 6. and your disclosure on pages 51-53 of the prospectus and we reissue our comment in part. Item 1103(a)(3(vii) of Regulation AB requires that a prospectus summary section describe any events that can trigger liquidation or amortization or other performance triggers. Please revise your summary section accordingly.

RESPONSE:
We have included the following section in the summary of the prospectus:
Events of Default; Rights Upon Event of Default …..As set forth in more detail under “Description of the Storm Recovery Bonds-Events of Default; Rights Upon Event of Default,” an event of default with respect to any storm recovery bonds will be defined in the indenture as any one of the following events:

•	a default for five business days in the payment of any interest on any storm recovery bond,

•	a default in the payment of the then unpaid principal of the storm recovery bonds on the final maturity date for that tranche,

•
a default in the observance or performance of any of our covenants or agreements made in the indenture (other than defaults described above) and the continuation of any default for a period of 30 days after the earlier of (i) the date that written notice of the default is given to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the storm recovery bonds then outstanding or (ii) the date that we had actual knowledge of the default,

•
any representation or warranty made by us in the indenture or in any certificate delivered pursuant to the indenture or in connection with the indenture having been incorrect in any material respect as of the time made, and such breach not having been cured within 30 days after the earlier of (i) the date that notice of the breach is given to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the storm recovery bonds then outstanding or (ii) the date that we had actual knowledge of the default,

•	certain events of bankruptcy, insolvency, receivership or liquidation,

•
an act or omission by the State or any of its agencies, officers or employees or by the Council or any of its members, officers or employees that violates or is not in accordance with the State Pledge or the Council Pledge, or

•	any other event designated as such in the series supplement and described in the prospectus supplement.

If an event of default (other than as specified in the sixth bullet point above) should occur and be continuing with respect to the storm recovery bonds, the trustee or holders of not less than a majority in principal amount of the storm recovery bonds then outstanding may declare the unpaid principal of the storm recovery bonds and all accrued and unpaid interest thereon to be immediately due and payable. However, the nature of our business will result in payment of principal upon an acceleration of the storm recovery bonds being made as funds become available. The holders of a majority in principal amount of the storm recovery bonds may rescind that declaration under certain circumstances set forth in the indenture. Additionally, the trustee may exercise all of our rights, remedies, powers, privileges and claims against the seller or the servicer under or in connection with the sale agreement, the servicing agreement and the administration agreement.
If an event of default as specified in the sixth bullet above has occurred, the servicer will be obligated to institute (and the trustee, for the benefit of the bondholders, will be entitled and empowered to institute) any suits, actions or proceedings at law, in equity or otherwise, to enforce the State Pledge and the Council Pledge and to collect any monetary damages as a result of a breach thereof, and each of the servicer and the trustee may prosecute any suit, action or proceeding to final judgment or decree.
If the storm recovery bonds have been declared to be due and payable following an event of default, the trustee may, at the written direction of the holders of a majority in principal amount of the storm recovery bonds, either sell the storm recovery property or elect to have us maintain possession of such storm recovery property and continue to apply storm recovery charge collections as if there had been no declaration of acceleration. There is likely to be a limited market, if any, for the storm recovery property following a foreclosure, in light of the event of default, the unique nature of the storm recovery property as an asset and other factors discussed in this prospectus. In addition, the trustee is prohibited from selling the storm recovery property following an event of default, other than a default in the payment of any principal at final maturity or a default for five business days or more in the payment of any interest on any storm recovery bond, unless:

•	the holders of all the outstanding storm recovery bonds consent to the sale,

•	the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on the outstanding storm recovery bonds, or

•
the trustee determines that the proceeds of the collateral would not be sufficient on an ongoing basis to make all payments on the storm recovery bonds as those payments would have become due if the storm recovery bonds had not been declared due and payable, and the trustee obtains the consent of the holders of 66⅔% of the aggregate outstanding amount of the storm recovery bonds.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the related storm recovery bonds at the request or direction of any of the holders of storm recovery bonds if the trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with the request. Subject to the provisions for indemnification and certain limitations contained in the indenture:

•
the holders of not less than a majority in principal amount of the outstanding storm recovery bonds will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee and

•
the holders of not less than a majority in principal amount of the storm recovery bonds may, in certain cases, waive any default with respect thereto, except a default in the payment of principal or interest or a default in respect of a covenant or provision of the indenture that cannot be modified without the consent of all of the holders of the outstanding storm recovery bonds affected thereby.

No holder of any such storm recovery bond will have the right to institute any proceeding, to avail itself of any remedies provided in the Securitization Law or of the right to foreclose on the collateral, or otherwise to enforce the lien and security interest on the collateral or to seek the appointment of a receiver or trustee, or for any other remedy under the indenture, unless:

•	the holder previously has given to the trustee written notice of a continuing event of default,

•	the holders of not less than a majority in principal amount of the outstanding storm recovery bonds have made written request of the trustee to institute the proceeding in its own name as trustee,

•	the holder or holders have offered the trustee satisfactory indemnity,

•	the trustee has for 60 days failed to institute the proceeding, and

•	no direction inconsistent with the written request has been given to the trustee during the 60-day period by the holders of a majority in principal amount of the outstanding storm recovery bonds.
COMMENT:
2. We note your response to our prior comment 7. and we reissue our comment. Item 1103(a)(3)(iii) of Regulation AB requires that a prospectus summary section include the expected final and final scheduled maturity dates of each tranche of securities offered. Please revise accordingly.
RESPONSE:
We have included the following section in the summary of the prospectus:

Scheduled Final Payment Date	For the [tranche [__]] storm recovery bonds, [DATE].

Final Maturity Date	For the [tranche [__]] storm recovery bonds, [DATE].

COMMENT:
3. We note your response to our prior comment 3. and we reissue our comment in part. Your exhibit index indicates that exhibits 5.1 and 23.1 will be filed by amendment. Please include with your next amendment.
RESPONSE:
Please see exhibits 5.1 and 23.1 filed as part of Amendment No. 2 to the Registration Statement.
***
The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact our counsel, Eric Tashman at Sidley Austin LLP, at 415.772.1214, or by e-mail at etashman@sidley.com, if you have any questions or further comments.

Very truly yours,

ENTERGY NEW ORLEANS, INC.

By /s/ Steven C. McNeal
Name: Steven C. McNeal
Title: Vice President and
Treasurer

ENTERGY NEW ORLEANS STORM RECOVERY FUNDING I, L.L.C.

By /s/ Steven C. McNeal
Name: Steven C. McNeal
Title: Vice President and
Treasurer